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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

First Financial Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

320222 10 2
(CUSIP Number)

Robert A. Mann
c/o Rollin Khoury
510 North Valley Mills Drive
Suite 406
Waco, Texas 76714
(254) 776-9150
____________________
(Names, Addresses and Telephone Numbers of Persons
Authorized to Receive Notices and Communications)

May 24, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
 SEC 1746 (2-98)

CUSIP No. 320222 10 2

1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entity only). Robert A. Mann

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3. SEC Use Only

4. Source of Funds (See Instructions) Not Applicable

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0

	8. Shared Voting Power	0

	9. Sole Dispositive Power	0

	10.Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person		0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)		0

14. Type of Reporting Person (See Instructions)		IN

Item 1.      Security and Issuer.

            This statement relates to the voting common stock, no par value per share (the "Common Stock"), of First Financial Corporation (the "Issuer"), a Texas corporation. The address of the principal executive offices of the Issuer is 800 Washington Avenue, Waco, Texas 76703.

Item 2.      Identity and Background.

            The person filing this statement is Robert A. Mann (the "Reporting Person"), an individual whose business address is c/o Rollin Khoury, 510 North Valley Mills Drive, Suite 406, Waco, Texas 76714. This statement is filed on behalf of the Reporting Person by his court-appointed guardian, Rollin Khoury. Letters of Guardianship issued by the Clerk of the County Court of McLennan County, Texas evidencing the Reporting Person's incapacity and Mr. Khoury's appointment to act as guardian on his behalf are attached hereto as Exhibit A. The Reporting Person is retired and has no principal occupation or employment. The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States of America.

Item 3.      Source and Amount of Funds or Other Consideration.

            Not applicable.

Item 4.      Purpose of Transaction.

            As a result of the transactions reported in Item 5 hereof, the Reporting Person no longer holds any beneficial ownership of shares of Common Stock of the Issuer.

Item 5.      Interest in Securities of the Issuer.

            Prior to March 20, 2001, the Reporting Person's beneficial ownership of 101,997, or 58.78%, of the outstanding shares of Common Stock of the Issuer was based upon his being (i) the sole trustee of the David W. Mann 1990 Trust (the "Trust"), which was and is the sole shareholder of FFC Holdings, Inc. ("FFC Holdings") and of Bluebonnet Enterprises, Inc. ("Bluebonnet Enterprises"), (ii) the chairman of the board, president and a director of FFC Holdings and Bluebonnet Enterprises and (iii) the individual general partner of Bluebonnet Investments, Ltd. FFC Holdings, a Texas corporation, is a general partner of First Financial Holdings, Ltd., a Texas limited partnership that directly owns 92,742 shares of Common Stock. Bluebonnet Enterprises, a Texas corporation, is a general partner of Bluebonnet Investments, Ltd., a Texas limited partnership that directly holds 9,255 shares of the Common Stock. On March 20, 2001, Mary Hyden Hunter and Walter J. Rusek were appointed successor trustees of the Trust, replacing the Reporting Person as the sole trustee of the Trust. Thereafter, on May 4, 2001 and July 19, 2001, Ms. Hunter and Mr. Rusek, respectively, resigned from those positions and on

 July 19, 2001 were succeeded by Annie Laurie Miller and Harold E. Allison III, as co-trustees of the Trust. On April 18, 2001, by action of the Trust as sole shareholder of FFC Holdings and Bluebonnet Enterprises, the Reporting Person ceased being a director of FFC Holdings and of Bluebonnet Enterprises and, by action of their boards of directors, he ceased being an officer of those corporations. Effective June 21, 2001, the Reporting Person's status as the individual general partner of Bluebonnet Investments, Ltd. was terminated, although the Reporting Person had advised the Issuer that he still considered himself to be a general partner of Bluebonnet Investments, Ltd.

            Subsequent to his removal and replacement as trustee of the Trust, the Reporting Person advised that he did not agree with the validity of his removal or that valid grounds existed for his removal as trustee and on July 12, 2001, he instituted litigation in which he made similar allegations. On July 19, 2002, Annie Laurie Miller and Harold E. Allison III instituted litigation seeking a declaratory judgment as to the validity of their status as successor trustees of the Trust.

            On May 24, 2002, the Reporting Person, Mary Hyden Hunter, David W. Mann, Allen B. Mann and certain related parties entered into a settlement agreement as a result of which all litigation and claims among the parties, including the litigation described above, were dismissed and settled; all disputes between the Reporting Person, on the one hand, and Mary Hyden Hunter, David W. Mann, and Allen B. Mann, on the other hand, as to the direction and management of the Issuer, its subsidiaries and other Mann business interests have been settled; and the Reporting Person has no voting or dispositive power with respect to any shares of Common Stock.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            See response to Item 5.

Item 7.      Material to be Filed as Exhibits.
Exhibit A:

Conformed copy of Letters of Guardianship dated June 6, 2002, issued by the Clerk of the County Court of McLennan County, Texas, evidencing the appointment of Rollin Khoury to act as guardian on behalf of Robert A. Mann, the Reporting Person.

SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2002	Robert A. Mann

By: /s/ Rollin Khoury________
Rollin Khoury, Guardian

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

No. 20010072 GDN

L E T T E R S O F G U A R D I A N S H I P

THE STATE OF TEXAS	IN COUNTY COURT

COUNTY OF MCLENNAN	MCLENNAN COUNTY, TEXAS

            I, J. A. "ANDY" Harwell, Clerk of the County Court of McLennan County, Texas, do hereby certify that on the 24 day of May A.D. 2002

ROLLIN KHOURY

WAS, by said Court duly appointed Guardian of the ESTATE OF

ROBERT A. MANN
AN INCAPACITATED PERSON

By DAVID L. HODGES, COUNTY COURT AT LAW, Judge of said County with those powers and duties that have been specified as set out in S.B. 236 Acts 73rd Leg 1993 of Texas Guardianship Code which are

SEE ORDER ATTACHED HERETO

And that HE duly qualified as such as required by law on the 6 day of JUNE A.D.

2002, and said appointment is now in full force and effect and will expire one year plus 120 days from the appointment date, that being the 11 day of OCTOBER A.D. 2003, unless renewed.

GIVEN UNDER MY HAND AND SEAL OF SAID COURT at office
in Waco, Texas, this 6 day of JUNE, A.D. 2002.

J. A. "ANDY" HARWELL
Clerk, County Court
McLennan County, Texas

By: /s/ Jo Ellen Kohl , Deputy
(Seal)	JO ELLEN KOHL